EXHIBIT 17.2

Amanda Murphy

15216 Lafayette Way, Tustin CA 92782

(949) 350-1478

mandamurphy@icloud.com

March 19, 2024

By Email (scott.absher@shiftpixy.com)

Scott W. Absher, Chairman and CEO

ShiftPixy, Inc.

4101 NW 25th Street

Miami, FL 33142

Re: Resignation from Board of Directors

Dear Scott:

Due to your termination of my employment as Chief Operating Officer of ShiftPixy, Inc., I am unwilling to continue to serve as a member of the Board of Directors of the Company. Therefore, I hereby tender my resignation from the Board, effective immediately. To be clear, I am resigning because of my profound disagreement with the reasons that you provided me for my termination during our conversation on March 6, 2024, which I communicated to you on that day, as well as by letter, dated March 7, 2024.

The Company is required to file notice of my resignation with the SEC on Form 8-K no later than March 25, 2024, which, pursuant to the instructions accompanying Item 5.02, must include the following information:

-	The date of my resignation from the Board;

-	Any committee positions that I held at the time of my resignation; and

-	A description of the circumstances representing the disagreement that led to my resignation.

The Company is also required to include as an exhibit to its Form 8-K any correspondence concerning the circumstances surrounding my resignation, which would include both this communication and my prior letter to you, dated March 7, 2024. You are also required to (i) provide me with a copy of the disclosures the Company intends to make regarding my resignation no later than the filing date, and (ii) give me the opportunity, as promptly as possible, to supply a letter expressing any agreement or disagreement with your disclosure, which you are required to file as an exhibit to an amended Form 8-K within 2 days of receipt. (I have attached a complete copy of the instructions for completing Form 8-K for your convenience, and to avoid any confusion).

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Amanda Murphy

15216 Lafayette Way, Tustin CA 92782

(949) 350-1478

mandamurphy@icloud.com

To the extent that you wish to attempt to resolve our disagreements prior to the Company’s filing deadline, I encourage you to contact me as soon as possible; otherwise, I look forward to receiving the Company’s disclosure within the timeframe provided by law.

Very truly yours,

Amanda Murphy

Cc:

Whitney White, Director (whitney.white@shiftpixy.com)

Christopher Sebes, Director (Christopher.sebes@shiftpixy.com)

Martin Scott, Director (martin.scott@shiftpixy.com)

Timothy Papp, General Counsel (timothy.papp@shiftpixy.com)

Patrice Launay, CFO (Patrice.launay@shiftpixy.com)

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